Exhibit 99.1

PINTEC Announces Changes to Management and Board of Directors

BEIJING, August 2, 2020 (GLOBE NEWSWIRE) — Pintec Technology Holdings Limited (Nasdaq: PT) (“PINTEC” or the “Company”), a leading independent technology platform enabling financial services in China, today announced the appointment of Dr. Victor Huike Li as chief executive officer and director of the Company, effective immediately. Mr. Wei Wei, who has been on a medical leave of absence since September 2019, has tendered his resignation as the Company’s chief executive officer for health reasons, and Mr. Jun Dong has resigned from his position as PINTEC’s acting chief executive officer as a result of Dr. Li’s appointment. Both Mr. Wei and Mr. Dong will continue to serve on the board of directors of the Company (the “Board”) following their resignations from the Company’s management. In addition, Ms. Xiaomei Peng has resigned from the Board due to personal reasons.

Dr. Victor Huike Li is a serial entrepreneur and IT industry veteran, with more than 20 years of experience in building and commercializing cutting-edge technologies. Dr. Li has held multiple senior executive positions in both China and Australia, accumulating a comprehensive set of industry experiences in such areas as R&D, consulting, business development, and management. Dr. Li was the founder and CEO of VanceInfo Technologies Australia Inc., wherein he established the first China-based IT services firm in Australia and drove its expansion across the Asia-Pacific region. Dr. Li was also the co-founder of InfraRisk, a leading supplier of credit management solutions in Australia. Dr. Li joined PINTEC in 2019 subsequent to the acquisition of InfraRisk. After joining the Company, Dr. Li first served as head of international business and then as executive vice president for the Company prior to his current roles. Dr. Li holds a Ph.D. in Computer Science from the University of Melbourne as well as a master’s and bachelor’s degree in Electrical Engineering from the Beijing Institute of Technology.

The Board would like to express its thanks to Mr. Wei and Ms. Peng for their contributions, efforts, and dedication over the years. Mr. Wei’s outstanding leadership in the face of marketplace challenges was particularly inspiring, and the Board wishes him a speedy recovery. While serving as the head of the Company’s international business, Dr. Li has demonstrated unparalleled efficiency in spearheading the Company’s global expansion initiatives. With Dr. Li at the helm of the Company and a team of seasoned industry professionals by his side, PINTEC is well-positioned to further optimize its fintech solution offerings and expand its market leadership going forward. The Board would also like to thank Mr. Dong for serving as acting chief executive officer after Mr. Wei went on leave. The Board looks forward to continue working with Mr. Dong and Mr. Wei as both continue to occupy roles on the Board and remains confident in the Company’s ability to overcome the current short-term market challenges.

Dr. Victor Huike Li, chief executive officer and director of PINTEC, commented, “We are grateful for Mr. Wei’s and Mr. Dong’s contributions to PINTEC in the past as both have helped us to navigate a challenging market environment as well as lay a solid foundation for the future development of the Company. All of our major business lines are currently on track to grow revenues and reach profitability. With the recent establishment of multiple partnerships, I am fully confident in the Company’s present management team and our ability to enter into a new growth cycle as we advance through the remainder of the year and beyond.”

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as PINTEC’s strategic and operational plans, contain forward-looking statements. PINTEC may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, the Company’s limited operating history, regulatory uncertainties relating to online consumer finance in China, the Company’s reliance on Jimu Group for a significant portion of its funding and the need to further diversify its financial partners, the Company’s reliance on a limited number of business partners, the impact of current or future PRC laws or regulations on wealth management financial products, publicity regarding the consumer finance industry and the evolving regulatory environment governing this industry in China, and the Company’s ability to meet the standards necessary to maintain the listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About PINTEC

PINTEC is a leading independent technology platform enabling financial services in China. By connecting business and financial partners on its open platform, PINTEC enables them to provide financial services to end users efficiently and effectively. The Company offers its partners a full suite of customized solutions, ranging from point-of-sale financing, personal installment loans and business installment loans, to wealth management and insurance products. Leveraging its scalable and reliable technology infrastructure, PINTEC serves a wide range of industry verticals covering online travel, e-commerce, telecommunications, online education, SaaS platforms, financial technology, internet search, and online classifieds and listings, as well as various types of financial partners including banks, brokers, insurance companies, investment funds and trusts, consumer finance companies, peer-to-peer platforms and other similar institutions. For more information, please visit ir.pintec.com.

Investor Relations Contact

Joyce Tang

Pintec Technology Holdings Ltd.

Phone: +1-646-308-1622

E-mail: ir@pintec.com